eGain Corporation
1252 Borregas Avenue
Sunnyvale, California 94089

January 31, 2018

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0409

Attention: Edwin S. Kim

RE:                           eGain Corporation

Registration Statement on Form S-3

File No. 333-222543

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, eGain Corporation (the “Company”) hereby requests that the effective date of the above-captioned registration statement on Form S-3 (the “Registration Statement”), be accelerated to 4:30 p.m., Eastern Time, on February 2, 2018, or as soon thereafter as may be practicable.

Thank you for your assistance in this matter.  Should you have any questions, please call Gabriella Lombardi of Pillsbury Winthrop Shaw Pittman LLP at 650.233.4670.

Very truly yours,

eGain Corporation

By:	/s/ Eric Smit
Eric Smit
Chief Financial Officer

cc:        Stanley F. Pierson

Gabriella A. Lombardi